Exhibit (b)(3)

Commitment Letter

EXECUTION VERSION

RBS CITIZENS, N.A. 28 State Street - 15th Floor Boston, MA 02109	MERRILL LYNCH, PIERCE, FENNER & SMITH, INCORPORATED 1101 Wootton Parkway, 4th Floor Rockville, MD 20852	SUNTRUST ROBINSON HUMPHREY, INC. 303 Peachtree Street Atlanta, GA 30308

CITIZENS BANK OF PENNSYLVANIA 8521 Leesburg Pike, Suite 405 Vienna, VA 22182	BANK OF AMERICA, N.A. 1101 Wootton Parkway, 4th Floor Rockville, MD 20852	SUNTRUST BANK 8330 Boone Boulevard, Suite 700 Vienna, VA 22182

CONFIDENTIAL

February 17, 2012

Salient Federal Solutions, Inc.

4000 Legato Road

Suite 600

Fairfax, Virginia 22033

Attention: Mr. Ted Dunn

Re: $95.0 Million Senior Secured Credit Facilities

Ladies and Gentlemen:

Salient Federal Solutions, Inc. (“you” or the “Borrower”) has advised RBS Citizens, N.A. (“RBS Citizens”), Citizens Bank of Pennsylvania (“Citizens Bank”), Merrill Lynch, Pierce, Fenner & Smith, Incorporated (“MLPFS” and together with RBS Citizens, the “Lead Arrangers”), Bank of America, N.A. (“Bank of America”), SunTrust Robinson Humphrey, Inc. (“STRH”) and SunTrust Bank (“SunTrust”; and together with Citizens Bank and Bank of America, the “Lenders”) that you intend to acquire (the “Acquisition”) the capital stock of ATS Corporation, a Delaware corporation (the “Acquired Company”) pursuant to (x) a merger agreement (the “Merger Agreement”) between a newly formed acquisition vehicle (“Acquisition Corp”) and the Acquired Company and (y) a cash tender offer to purchase not less than 90% of the outstanding shares of common stock of the Acquired Company (the “Tender Offer”).  As used herein, the term “Acquisition Corp” means both Acquisition Corp prior to the Acquisition and Acquisition Corp, together with the Acquired Company (which shall be merged with and into Acquisition Corp on the Closing Date (as defined below), with the Acquired Company being the survivor), after giving effect to the Acquisition.

We understand that the total funds needed to (a) finance the Acquisition, (b) repay certain existing debt of the Borrower, the Acquired Company and their respective subsidiaries (the “Refinancing”), (c) pay any costs fees and expenses in connection with the Transactions (as defined below) and (d) provide for working capital and other general corporate requirements of the Borrower and its subsidiaries (including, without limitation, permitted acquisitions) will include (1) senior secured credit facilities of up to $95.0 million consisting of (i) a five-year revolving credit facility of up to $25.0 million (the “Revolving Credit Facility”) and (ii) a five-year term loan facility of up to $70.0 million (the “Term Loan Facility” and, together with the Revolving Credit Facility, the “Senior Credit Facilities”), each as described in the Summary of Terms and Conditions attached hereto as Annex A (the “Term Sheet”; and the term sheet together with this letter agreement, the “Commitment Letter”), (2) a minimum cash equity investment made by Frontenac Company and its affiliates (the “Sponsor”) and other co-investors reasonably acceptable to RBS Citizens on or prior to the Closing Date (as defined below), of

$16.965 million of cash equity in Salient Solutions, Inc. (the “Parent”), it being understood that investments in the form of preferred equity securities must be on terms and conditions reasonably satisfactory to RBS Citizens (the “Equity Contribution”) and (3) subordinated unsecured notes of up to $12.250 million (the “Subordinated Notes”) having terms and conditions, including subordination terms, reasonably acceptable to RBS Citizens.  The Senior Credit Facilities, the Acquisition, the Tender Offer, the Refinancing, the Equity Contribution, the Subordinated Notes and the other transactions described herein are hereinafter referred to collectively as the “Transactions”.  The date on which the Senior Credit Facilities are closed is referred to as the “Closing Date”.

COMMITMENT

You have requested that Citizens Bank, Bank of America and SunTrust each commit to provide a portion of the Senior Credit Facilities.  Citizens Bank is pleased to advise you of its several, but not joint, commitment to provide to the Borrower up to $40.0 million of the principal amount of the Senior Credit Facilities (the “Citizens Bank Commitment”), upon the terms and subject to the conditions set forth in this Commitment Letter.  Bank of America is pleased to advise you of its several, but not joint, commitment to provide to the Borrower up to $30.0 million of the principal amount of the Senior Credit Facilities (the “Bank of America Commitment”), upon the terms and subject to the conditions set forth in this Commitment Letter.  SunTrust is pleased to advise you of its several, but not joint, commitment to provide to the Borrower up to $25.0 million of the principal amount of the Senior Credit Facilities (the “SunTrust Commitment”; and, together with the Citizens Bank Commitment and the Bank of America Commitment, the “Commitments”), upon the terms and subject to the conditions set forth in this Commitment Letter.

Effective upon your agreement to and acceptance of this Commitment Letter and continuing until the earlier of (a) the closing of the Senior Credit Facilities and (b) the Expiration Date, the Sponsor, the Parent, and the Borrower will not solicit, initiate, entertain or permit, or enter into any discussions with any other bank, investment bank, financial institution, person or entity in respect of any structuring, arranging, underwriting, offering, placing, or syndicating of all or any portion of the Senior Credit Facilities, any other senior credit financing similar to, or as a replacement of, all or any portion of the Senior Credit Facilities or any other financing for the Acquisition (other than the Subordinated Notes and the Equity Contribution).

CONDITIONS TO COMMITMENT

Each Lender’s obligation to provide its Commitment is subject to the following:  (a) your written acceptance, and compliance with the terms and conditions, of (i) a letter dated the date hereof from RBS Citizens and Citizens Bank to you (the “Administrative Agent Fee Letter”) pursuant to which you agree to pay, or cause to be paid, certain fees and expenses and to fulfill certain other obligations in connection with the Senior Credit Facilities to RBS Citizens and Citizens Bank for their respective accounts, and (ii) a letter dated the date hereof from the Lead Arrangers and the Lenders to you (the “Joint Fee Letter”; together with the Administrative Agent Fee Letter, the “Fee Letters”) pursuant to which you agree to pay, or cause to be paid, certain fees and expenses and to fulfill certain other obligations in connection with the Senior Credit Facilities to the Lead Arrangers and the Lenders for their respective accounts and for the accounts of the Lenders, (b) [reserved], (c) (i) compliance by the Parent, the Borrower and their respective subsidiaries with all applicable laws and regulations (including compliance of this Commitment Letter and the Transactions with all applicable federal banking laws, rules and regulations, including Regulation U) to the extent that any noncompliance thereof (Y) would not materially impact the ability of the Borrower to consummate the Transactions or (Z) could not reasonably be expected to have a material adverse effect on the Parent, the Borrower and their respective subsidiaries, taken as a whole,

2

and (ii) receipt of all governmental, shareholder, board of director and third party consents (including, without limitation, Hart-Scott-Rodino clearance) necessary in connection with the consummation of the Acquisition (to the extent required by the Merger Agreement) and the Senior Credit Facilities, (d) the determination by RBS Citizens that, prior to and during the primary syndication of the Senior Credit Facilities, there shall have been no competing issuance of debt, securities or commercial bank or other credit facilities being offered, placed or arranged by the Parent, the Borrower, the Acquired Company or their respective subsidiaries, without the prior written consent of RBS Citizens (other than the Subordinated Notes and the Equity Contribution), (e) the satisfaction of all other conditions described herein, in the Term Sheet and in such definitive credit documentation and (f) subject to the Funds Certain Provisions (as defined in the Term Sheet), the accuracy and completeness of all representations that the Parent, the Borrower, the Acquired Company and their respective subsidiaries and affiliates make to RBS Citizens and the Lenders and your compliance with the terms of this Commitment Letter and the Fee Letters.  Further, the Commitments are subject to (i) there not having occurred any event since December 31, 2010 that has, or could be reasonably expected to have, a material adverse effect on the business, properties, operations and financial condition of the Parent and its subsidiaries and (ii) since January 1, 2011, there not having occurred a “Material Adverse Effect” (as defined in the Merger Agreement) with respect to the Acquired Company and its subsidiaries.

SYNDICATION

It is agreed that Citizens Bank will act as the administrative agent (in such capacity, the “Administrative Agent”) for the Lenders, Bank of America will act as the syndication agent (in such capacity, the “Syndication Agent”) for the Lenders and SunTrust will act as documentation agent (in such capacity, the “Documentation Agent”) for the Lenders.  It is further agreed that RBS Citizens and MLPFS will act as joint lead arrangers and joint book runners of the syndication effort for the Senior Credit Facilities; provided that the parties hereby agree that RBS Citizens shall act as “left lead” bookrunner and “left lead” arranger and shall appear on the left of all marketing and other materials related to the Transactions.  In connection with such syndication effort, RBS Citizens, in consultation with you, will manage all aspects of the syndication, including, without limitation, making decisions as to the selection and number of institutions to be approached and when such institutions will be approached, when commitments will be accepted, which institutions will participate, the allocations of commitments among syndicate Lenders and the amount and distribution of fees payable to syndicate Lenders.  RBS Citizens shall have the right, in consultation with you, to award titles to other co-agents or arrangers who are Lenders that provide (or whose affiliates provide) commitments in respect of the Senior Credit Facilities; provided, that no other agent, co-agent or arranger will have rights in respect of the management of the syndication of the Senior Credit Facilities.

The Lenders reserve the right, prior to or after the execution of definitive documentation with respect to the Senior Credit Facilities, and as part of any syndication thereof or otherwise, to arrange for the assignment of all or a portion of the Commitments to one or more financial institutions that will become Lenders and be party to such definitive documentation.  It is agreed, however, that no Lender will receive compensation from or on behalf of you, the Sponsor or the Acquired Company outside the terms contained herein and in the Fee Letters in order to provide its commitment to participate in the Senior Credit Facilities.

You understand that RBS Citizens intends to commence the syndication efforts immediately.  You agree to (and agree to use commercially reasonable efforts to cause appropriate members of management of the Acquired Company to) actively assist RBS Citizens in completing a timely and orderly syndication of the Senior Credit Facilities that is mutually satisfactory to RBS Citizens and you.  Such assistance shall include, but not be limited to, (a) direct contact during the syndication between

3

senior management, representatives and advisors of the Parent, the Borrower, the Acquired Company and the Sponsor, on the one hand, and the proposed Lenders, on the other hand, (b) assistance in the preparation of Confidential Information Memoranda for the Senior Credit Facilities and other marketing materials to be used in connection with the syndication, (c) the hosting, with RBS Citizens, of one or more meetings of prospective Lenders, and (d) using commercially reasonable efforts to ensure that the syndication efforts benefit materially from the existing lending relationships of the Sponsor, the Parent, the Borrower and the Acquired Company.  RBS Citizens reserves the right to engage the services of their respective affiliates in furnishing the services to be performed by RBS Citizens as contemplated herein and to allocate (in whole or in part) to any such affiliates any fees payable to them in such manner as they and their affiliates may agree in their sole discretion.  You agree that RBS Citizens may share with their affiliates and advisors any information related to the Parent, the Borrower, the Acquired Company, the Sponsor or any of their respective subsidiaries or affiliates and the Senior Credit Facilities or any other matter contemplated hereby, on a confidential basis.

OTHER SERVICES

Nothing contained herein shall limit or preclude the Lead Arrangers, the Lenders or any of their respective affiliates from carrying on any business with, providing banking or other financial services to, or from participating in any capacity, including as an equity investor, in any party whatsoever, including, without limitation, any competitor, supplier or customer of the Parent, the Borrower, the Sponsor, the Acquired Company or any of their respective subsidiaries or affiliates, or any other party that may have interests different than or adverse to such parties.

You acknowledge that the Lead Arrangers, the Lenders or any of their respective affiliates (the term “Initial Parties” as used in this paragraph being understood to include such entities) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies with which you, the Sponsor, the Acquired Company or your or their affiliates may have interests that conflict regarding the Transactions and otherwise, that the Initial Parties may act, without violating their contractual obligations to you (excluding any obligations with respect to treatment of confidential information), as they deem appropriate with respect to such other companies, and that the Initial Parties have no obligation in connection with the Transactions to use, or to furnish to the Parent, the Borrower, the Sponsor, the Acquired Company or their respective subsidiaries, confidential information obtained from other companies or entities.  You further acknowledge and agree that in connection with all aspects of the Transactions and this Commitment Letter, you and your affiliates, on the one hand, and the Initial Parties, on the other hand, have an arm’s length business relationship and that the Initial Parties have no fiduciary obligation to you and the Initial Parties are not to act as your agent or on your behalf.  The provisions of this paragraph shall survive closing of the Senior Credit Facilities and any termination of this Commitment Letter.

INFORMATION

You hereby represent and warrant that (a) all information, other than the Projections (as defined below), which has been or is hereafter made available to RBS Citizens or the Lenders by you, your subsidiaries or affiliates or any of your or their respective representatives in connection with the Transactions (“Information”) is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading and (b) all financial projections concerning the Parent and its subsidiaries and the Acquired Company and its subsidiaries that have been or are hereafter made available to RBS Citizens, or the Lenders by you, your subsidiaries or affiliates or any of your or their respective representatives (the “Projections”) have been or will be prepared in good faith based upon

4

reasonable assumptions; provided that with respect to any information (including, without limitation, business and financial information) concerning the Acquired Company and its affiliates, such representation and warranty shall be true and correct only to the best of your knowledge.  You agree to furnish RBS Citizens with such Information and Projections as RBS Citizens may reasonably request and to supplement the Information and the Projections from time to time until the Closing Date so that the representation and warranty in the preceding sentence is correct on such date (including, without limitation, updating the Projections to the extent you become aware that such Projections have become materially inaccurate or have been prepared based upon assumptions that you believes are no longer reasonable).  In arranging and syndicating the Senior Credit Facilities, RBS Citizens will be using and relying on the Information and the Projections without independent verification thereof.

Upon the request of RBS Citizens, you will (a) provide, and cause your affiliates and advisors to, and to the extent possible using your commercially reasonable efforts, cause the Acquired Company to, provide all information reasonably requested to assist RBS Citizens and each Lender in their evaluation of the Transactions, (b) provide, and cause your affiliates and advisors to, and to the extent possible using your commercially reasonable efforts, the Acquired Company to, provide Information, Projections, and marketing materials and presentations (collectively, the “Informational Materials”) and assist in the preparation of materials to be used in connection with marketing and presentation of the Senior Credit Facilities, (c) designate Informational Materials (i) that are either available to the public or not material with respect to the Parent, the Borrower, the Sponsor, the Acquired Company and their respective subsidiaries or any of their respective securities for purposes of United States federal and state securities laws, as “Public Information” and (ii) that are not Public Information as “Private Information”, and (d) have the sole responsibility to review the Informational Materials, which RBS Citizens shall make available to you, and to confirm or designate to RBS Citizens and any Lender, Informational Material as Public Information or Private Information.

RBS Citizens will make available the Informational Materials, marketing materials and presentations to the potential Lenders by posting on Intralinks, SyndTrak Online or by other comparable electronic means (collectively, the “Electronic Means”).  Potential Lenders, who identify themselves as “public lenders” for the purpose of compliance with securities laws, may choose not to receive Private Information and potential Lenders who determine that they are permitted for purpose of compliance with securities laws to receive Private Information, and who have identified themselves as such, may access Private Information.

EXPENSES

You agree to (a) pay or reimburse RBS Citizens and its affiliates, from time to time on demand, for all of its reasonable fees and out-of-pocket expenses (including, without limitation, communication costs and all CUSIP fees for registration with the Standard & Poor’s CUSIP Service Bureau (the “CUSIP Bureau”)) incurred in connection with the Transactions, and (b) pay the reasonable fees and expenses of King & Spalding LLP, counsel to RBS Citizens, in connection with the Transactions, in each case whether or not the Senior Credit Facilities are closed or any credit is extended thereunder.

INDEMNIFICATION

You agree to indemnify and hold harmless the Lead Arrangers, the Lenders and the respective affiliates, directors, officers, employees and agents (collectively, the “Indemnified Parties”) from and against any and all actions, suits, losses, claims, damages and liabilities of any kind or nature, joint or several, to which such Indemnified Parties may become subject, related to or arising out of any matter contemplated by this Commitment Letter, any of the Transactions, including, without limitation, the

5

execution of definitive credit documentation, the syndication and closing of the Senior Credit Facilities, or the use of contemplated use of proceeds of the Senior Credit Facilities and will reimburse the Indemnified Parties for all reasonable out-of-pocket expenses (including reasonable attorneys’ fees and expenses) on demand as they are incurred in connection with the investigation of, preparation for, or defense of any pending or threatened claim or any action or proceeding arising therefrom; provided, however, that no Indemnified Party shall have any right to indemnification for any of the foregoing to the extent determined by a final and nonappealable judgment of a court of competent jurisdiction to have resulted from its own gross negligence or willful misconduct.  You shall not, without the prior written consent of each Indemnified Party affected thereby (which consent will not be unreasonably withheld), settle any threatened or pending claim or action that would give rise to the right of any Indemnified Party to claim indemnification hereunder unless such settlement (a) includes a full and unconditional release of all liabilities arising out of such claim or action against such Indemnified Party and (b) does not include any statement as to or an admission of fault, culpability or failure to act by or on behalf of any Indemnified Party.  The provisions of this paragraph shall survive closing of the Senior Credit Facilities and any termination of this Commitment Letter.

This Commitment Letter is addressed solely to you, and neither the Lead Arrangers and the Lenders, on the one hand, nor you, on the other hand, shall be liable to the other or any other person for any consequential or punitive damages that may be alleged as a result of this Commitment Letter or any of the Transactions.  This Commitment Letter is not intended to confer any obligations to or benefits upon any third party.  The provisions of this paragraph shall survive closing of the Senior Credit Facilities and any termination of this Commitment Letter.

CONFIDENTIALITY

Except as required by law or legal process, neither you nor any of your affiliates is authorized to show or circulate this Commitment Letter, the Fee Letters or the Term Sheet, or disclose the contents hereof or thereof, to any other person or entity (other than (i) to its affiliates, directors, officers, legal counsel and financial advisors, whether in connection with the Senior Credit Facilities or otherwise and (ii) with respect to this Commitment Letter and the Term Sheet only (and not the Fee Letters), the Acquired Company and its directors, officers, legal counsel, and financial advisors; provided that (a) each of such persons shall agree to be bound by the confidentiality provisions hereof and (b) you shall be liable for any breach of such confidentiality provisions by any such person), except as may be required by law or applicable judicial process.  The provisions of this paragraph shall survive closing of the Senior Credit Facilities and any termination of this Commitment Letter.

You acknowledge and agree that RBS Citizens and the Lenders may disclose any information relating to (a) the Senior Credit Facilities, the other Transactions and you and your subsidiaries and the Acquired Company and its subsidiaries to their respective affiliates, (b) the Senior Credit Facilities to Gold Sheets and other similar bank trade publications, with such information to consist of deal terms and other information customarily found in such publications and (c) the Senior Credit Facilities in connection with obtaining a published CUSIP from the CUSIP Bureau.  You also consent to the publication by RBS Citizens of customary advertising material using the name or logo of you or any of your subsidiaries.

Prior to the Closing Date, RBS Citizens shall have the right to review and approve (with such approval not to be unreasonably withheld or delayed and subject to disclosure requirements binding upon you under applicable law, rules or regulations, including stock exchange rules) any public announcement or public filing made by you or your representatives after the date hereof relating to the Senior Credit Facilities or to RBS Citizens or the Lenders in connection therewith, before any such announcement or filing is made.

6

The Lead Arrangers and the Lenders hereby notify you that, pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “Patriot Act”), they are required to obtain, verify and record information that identifies the Borrower, which information includes the name, address, tax identification number and other information regarding the Borrower that will allow the Lead Arrangers and the Lenders to identify the Borrower in accordance with the Patriot Act.  This notice is given in accordance with the requirements of the Patriot Act and is effective as to the Lead Arrangers and each Lender.

GOVERNING LAW AND MISCELLANEOUS PROVISION

This Commitment Letter (and the Term Sheet attached hereto) (a) shall be governed by and construed in accordance with the internal laws of the Commonwealth of Virginia, (b) together with the Fee Letters constitutes the entire agreement between the parties relating to the subject matter hereof and thereof and supersedes any previous agreement, written or oral, between the parties with respect to the subject matter hereof and thereof, (c) shall be binding upon and shall inure to the benefit of the respective successors and assigns of the parties hereto, but shall not be assigned in whole or in part by you without the prior written consent of RBS Citizens and the Lenders, or by RBS Citizens and the Lenders without your prior written consent, (d) may not be amended, assigned or any provision hereof waived or modified except by an instrument in writing signed by each of the parties hereto, (e) is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits on, or create any rights in favor of, any other person or entity and (f) may be executed and delivered (i) in any number of counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement and (ii) by facsimile or electronic mail, which shall be deemed for all purposes to be an original signature.  The provisions of this paragraph shall survive closing of the Senior Credit Facilities and any termination of this Commitment Letter.

ACCEPTANCE AND EXPIRATION OF COMMITMENT

This Commitment Letter shall terminate at 5:00 p.m. (Eastern Time) on February 21, 2012, unless this Commitment Letter and the Fee Letters are accepted by you in writing prior to such time and, if accepted prior to such time, shall expire at the earlier of (a) 5:00 p.m. (Eastern Time) on July 31, 2012, if the Closing Date shall not have occurred by such time (the “Expiration Date”), (b) a material breach by you under this Commitment Letter or either Fee Letter and (c) the termination of the Merger Agreement or consummation of the Acquisition without use of the Senior Credit Facilities.

[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

7

If you are in agreement with the foregoing, please sign this Commitment Letter and return it to RBS Citizens, together with an executed copy of the Fee Letters.

Sincerely,

RBS CITIZENS, N.A.,
as a Joint Lead Arranger

By:	/s/ Brian M. Ricker
Name:	Brian M. Ricker
Title:	Assistant Vice President

CITIZENS BANK OF PENNSYLVANIA,
as a Lender and Administrative Agent

By:	/s/ Mark T. Latterner
Name:	Mark T. Latterner
Title:	Executive Vice President

[SIGNATURES CONTINUE ON FOLLOWING PAGE]

MERRILL LYNCH, PIERCE, FENNER & SMITH, INCORPORATED,
as a Joint Lead Arranger

By:	/s/ Otis Ku
Name:	Otis Ku
Title:	Director

BANK OF AMERICA, N.A.,
as a Lender and Syndication Agent

By:	/s/ Michael J. Landini
Name:	Michael J. Landini
Title:	Senior Vice President

[SIGNATURES CONTINUE ON FOLLOWING PAGE]

SUNTRUST ROBINSON HUMPHREY, INC.,

By:	/s/ Keith E. Roberts
Name:	Keith E. Roberts
Title:	Director

SUNTRUST BANK,
as a Lender and Documentation Agent

By:	/s/ William W. Palmer
Name:	William W. Palmer
Title:	Senior Vice President

Agreed to and accepted as of

the date first above written:

SALIENT FEDERAL SOLUTIONS, INC.

By:	/s/ S. Bradford Antle
Name:	S. Bradford Antle
Title:	President & CEO

$95.0 MILLION

SENIOR SECURED CREDIT FACILITIES

SUMMARY OF TERMS AND CONDITIONS

Capitalized terms used herein without definition shall have the meanings assigned to such terms in the

Commitment Letter to which this Summary of Terms and Conditions is attached.

Borrower:	Salient Federal Solutions, Inc., a Delaware corporation (the “Borrower”).

Parent:	Salient Solutions, Inc., a Delaware corporation (the “Parent”).

Guarantees:

All obligations of the Borrower under the Senior Credit Facilities (as hereinafter defined) and any interest rate protection agreements, other permitted hedging agreements and up to $5,000,000 of bank product obligations entered into with any Lender (or any affiliate of any Lender) (each a “Secured Bank Product”) will be irrevocably and unconditionally guaranteed on a joint and several basis by the Parent and each existing and subsequently acquired or organized, direct or indirect, domestic subsidiary of the Parent (other than the Borrower) (each of the foregoing, individually, a “Guarantor” and, collectively, the “Guarantors”); provided, however, that any subsidiary of the Parent formed after the Closing Date to which less than 5.0% of consolidated total assets and 5.0% of annual consolidated revenue are attributable shall not be required to be joined as a Guarantor; provided, further, that the amount of consolidated total assets and annual consolidated revenue attributable to all such subsidiaries shall not exceed 7.5%, in each case. The Borrower and the Guarantors are herein referred to as the “Loan Parties” and, individually, as a “Loan Party.”

Joint Lead Arrangers
and Book Runners:	RBS Citizens, N.A. (“RBS Citizens”) and Merrill Lynch, Pierce, Fenner & Smith, Incorporated (“MLPFS” and together with RBS Citizens, in such capacities, the “Lead Arrangers”).

Administrative Agent:	Citizens Bank of Pennsylvania (in such capacity, the “Administrative Agent”).

Syndication Agent:	Bank of America, N.A. (in such capacity, the “Syndication Agent”).

Documentation Agent:	SunTrust Bank (in such capacity, the “Documentation Agent”).

Lenders:	Citizens Bank of Pennsylvania, Bank of America, N.A. and SunTrust Bank (the “Lenders”).

Senior Credit Facilities:	Senior secured credit facilities in an aggregate amount of up to $95.0 million to be comprised of the following (collectively, the “Senior Credit Facilities”):

	(a)	$25.0 million five-year revolving credit facility (the “Revolving Credit Facility”).

	(b)	$70.0 million five-year term loan facility (the “Term Loan Facility”).

The Revolving Credit Facility will contain a sublimit for the issuance of letters of credit in an amount of up to $5.0 million to be made available by Citizens Bank of Pennsylvania (in such capacity, the “Issuing Lender”).  Letters of credit may be issued with maturities of up to one year, renewable annually thereafter, and in any event shall not extend beyond the date which is thirty (30) days prior to the Revolving Credit Facility Maturity Date (defined below) (unless satisfactory cash collateral or other arrangements are made between the Borrower and the Issuing Lender).  The Revolving Credit Facility will also contain a sublimit in an amount of up to $5.0 million for swingline loans (“Swingline Loans”) to be made available by Citizens Bank of Pennsylvania (in such capacity, the “Swingline Lender”).  Each Lender will purchase an irrevocable and unconditional participation in each Letter of Credit and Swingline Loan.

Closing Date:	The closing date of the Senior Credit Facilities (the “Closing Date”), which is anticipated to occur on or before July 31, 2012.

Use of Proceeds:

The proceeds of the Term Loan Facility and, if applicable, a portion of the Revolving Credit Facility in an amount to be determined shall be used solely to (a) finance all or a portion of the purchase (the “Acquisition”) of not less than ninety percent (90%) of the outstanding common stock of ATS Corporation, a Delaware corporation (the “Acquired Company”) pursuant to (i) a merger agreement (the “Merger Agreement”) and (ii) a tender offer to the current equity holders of the Acquired Company (the “Tender Offer”), (b) refinance certain existing indebtedness of the Parent, the Acquired Company and their respective subsidiaries (the “Refinancing”) including, without limitation, all of the outstanding obligations under that certain Credit Agreement dated as of June 28, 2010 by and among the Borrower, the Parent, the other guarantors set forth therein, the lenders set forth therein and SunTrust Bank as administrative agent (the “Existing Credit Agreement”) and (c) pay any costs, fees and expenses in connection with the Senior Credit Facilities, the Refinancing and the Tender Offer (collectively, the “Transactions”).

The Revolving Credit Facility will be used to provide a portion of the financing for the Tender Offer and the Refinancing and to provide for the working capital and general corporate requirements of the Borrower and its subsidiaries (including, without limitations, permitted acquisitions, permitted investments and permitted capital expenditures).

Availability:	Loans under the Revolving Credit Facility will be available on and after the Closing Date at any time prior to the Revolving Credit

Facility Maturity Date (defined below), subject to reduction by the aggregate amount of outstanding or unreimbursed Letters of Credit and the aggregate amount of outstanding Swingline Loans; provided that no more than an amount equal to $5.0 million may be drawn on the Closing Date.

The Term Loan Facility must be drawn in full in a single draw on the Closing Date. Amounts repaid under the Term Loan Facility may not be reborrowed.

Accordion Facility:

The Borrower will be entitled at any time and from time to time (including on the Closing Date with respect to the Revolving Credit Facility only; provided that the Senior Credit Facilities shall not exceed $110.0 million after giving effect to such increase on the Closing Date) prior to the final maturity date of the Senior Credit Facilities (but not to exceed five times in the aggregate) to incur (a) additional term loans under a new term facility that will be included in the Senior Credit Facilities (each, an “Incremental Term Loan Facility”) and/or (b) increases in the Revolving Credit Facility (each, a “Revolving Credit Facility Increase”), in an aggregate principal amount for all such Incremental Term Loan Facilities and Revolving Credit Facility Increases of up to $75.0 million (as such amount may be reduced with any increase of the Revolving Credit Facility on the Closing Date); provided that (i) no default or event of default exists immediately prior to or after giving effect thereto, (ii) the other terms and documentation in respect of any Incremental Term Loan Facilities, to the extent not consistent with the Term Loan Facility, will be reasonably satisfactory to the Administrative Agent, (iii) no Lender will be required or otherwise obligated to provide any such Incremental Term Loan Facility or Revolving Credit Facility Increase, (iv) any such Incremental Term Loan Facility or Revolving Credit Facility Increase shall be in a minimum principal amount of $10.0 million and in integral multiples of $5.0 million in excess thereof, (v) any such Incremental Term Loan Facility or Revolving Credit Facility Increase shall have a maturity no sooner than the Term Loan Facility Maturity Date or Revolving Credit Facility Maturity Date, as applicable, (vi) the weighted average life to maturity of any Incremental Term Loan Facility shall be no shorter than the weighted average life to maturity of the Term Loan Facility, (vii) after giving effect to any Incremental Term Loan Facility or Revolving Credit Facility Increase, the Borrower will be in pro forma compliance with all financial covenants recomputed as of the end of the four fiscal quarter period most recently ended for which financial statements are available and (viii) the proceeds of any Incremental Term Loan Facility shall be used for general corporate requirements of the Borrower and its subsidiaries (including, without limitation, permitted acquisitions, permitted investments and permitted capital expenditures). The Revolving Facility Increases shall be available to the Borrower notwithstanding any previous election by the Borrower to reduce the amount of the Revolving Credit Facility. The Incremental Term Loan Facility and Revolving Credit Facility

Increases will have the same Guarantees from the Guarantors and will be secured on a pari passu basis by the same Collateral (as defined below) as the other Senior Credit Facilities.

The total yield on the Incremental Term Loan Facilities and the Revolving Credit Facility Increases will be determined by the Borrower and the Lenders providing such Incremental Term Loan Facilities or Revolving Credit Facility Increases at the time such Incremental Term Loan Facilities or Revolving Credit Facility Increases are made; provided that if such total yield would exceed the applicable total yield for the Revolving Credit Facility or the Term Loan Facility by 0.50% or more, the applicable total yield for the Revolving Credit Facility and the Term Loan Facility (including any prior Incremental Term Loan Facilities and Revolving Credit Facility Increases) shall be automatically increased to an amount as necessary to ensure that the applicable total yield on such facilities shall not be less than 0.50% lower than the applicable total yield on the new Incremental Term Loan Facilities or Revolving Credit Facility Increases.

Final Maturity:	The borrowings under the Revolving Credit Facility will mature on the date that is five years following the Closing Date (the “Revolving Credit Facility Maturity Date”).

The borrowings under the Term Loan Facility will mature on the date that is five years following the Closing Date (the “Term Loan Facility Maturity Date”).

Amortization:

The Term Loan Facility will amortize in equal quarterly installments based on the following annual amortization amounts set forth in the amortization table, with the remainder due on the Term Loan Facility Maturity Date.

Year 1	Year 2	Year 3	Year 4	Year 5
5.0%	7.5%	10.0%	15.0%	15.0%

Collateral:

Subject to the Funds Certain Provisions, the Senior Credit Facilities (and the related Guarantees) and each Secured Bank Product will be secured by a first priority perfected lien on, and security interest in, the following (collectively, the “Collateral”): (a) 100% of the equity interests of the Borrower and each existing and subsequently acquired or organized direct or indirect domestic subsidiary and first-tier foreign subsidiary of the Loan Parties (which pledge, in the case of any first-tier foreign subsidiary, shall be limited to 65% of the capital stock of such first-tier foreign subsidiary to the extent the pledge of a greater percentage would be unlawful or would cause any materially adverse tax consequences to the Parent); and (b) all tangible and intangible assets (including, but not limited to, inventory, intercompany indebtedness, accounts receivable (including, without limitation, at the option of the Administrative Agent, compliance with the Federal Assignment of Claims Act with respect to government receivables; provided that no actions with respect to compliance with the Federal

Assignment of Claims Act will be required as a condition to closing), equipment, fixtures, real estate, leasehold interests, intellectual property, contracts, license rights and other general intangibles, investment property, deposit and securities accounts and cash) of the Loan Parties. Notwithstanding the foregoing, assets will be excluded from the Collateral in circumstances where the Administrative Agent and the Borrower agree the cost of obtaining a security interest in such assets are excessive in relation to the value afforded thereby.

Mandatory Prepayments/
Commitment Reductions:

The Borrower shall make mandatory prepayments (subject to certain exceptions to be agreed upon and the payment of any funding losses resulting from prepayment of LIBOR loans other than on the last day of the applicable interest period) in an amount equal to (a) 100% of extraordinary receipts not applied toward the repair or replacement of damaged properties within 365 days; (b) 100% of net proceeds from asset sales or series of asset sales other than assets sold in the normal course of business and proceeds from asset sales to the extent that such proceeds are reinvested in like assets within 365 days; (c) 100% of the net proceeds from the issuance of any indebtedness; (d) 50% of net proceeds from the issuance of any equity; and (e) 50% of annual Excess Cash Flow (to be defined in the Financing Documentation (as defined below)) with step-downs to be mutually determined.

Such proceeds shall be applied in the following order: first, to repay the Term Loan Facility and any Incremental Term Loans on a pro rata basis, second, to repay amounts outstanding under the Revolving Credit Facility without a corresponding reduction of the Revolving Credit Facility commitments and third, to cash collateralize outstanding letters of credit. All such mandatory prepayments of the Term Loan Facility and any Incremental Term Loans will be applied to the remaining scheduled amortization payments on a pro rata basis.

In the event that the sum of the aggregate principal amount of loans outstanding under the Revolving Credit Facility and the aggregate face amount of all letters of credit outstanding under the Revolving Credit Facility exceeds the aggregate commitments under the Revolving Credit Facility, the Borrower will immediately repay loans under the Revolving Credit Facility in the amount of such excess.

Voluntary Prepayments/
Commitment Reductions:

The Borrower may prepay amounts outstanding under the Senior Credit Facilities at any time, without premium or penalty (subject to (a) advance notice provisions and minimum repayment amounts to be agreed upon, and (b) payment of any funding losses resulting from prepayment of LIBOR loans other than on the last day of the applicable interest period). Additionally, the Borrower may, at its option upon five (5) business days’ notice to the Administrative Agent, reduce the aggregate unutilized commitments under the Revolving Credit Facility in whole or in part in minimum amounts to be agreed upon. Each voluntary prepayment of the Term Loan Facility shall be applied pro rata to the remaining scheduled amortization payments thereon.

Interest Rate Options:

At the Borrower’s option, loans under the Senior Credit Facilities shall bear interest at (a) the Administrative Agent’s Base Rate (as defined below) from time to time in effect plus the Applicable Percentage (defined below) for Base Rate loans in effect at such time or (b) the applicable LIBOR (defined below) rate plus the Applicable Percentage for LIBOR loans in effect at such time, each such margin to be agreed upon as set forth below in the section “Applicable Percentage.” Notwithstanding the foregoing, all Swingline Loans shall be Base Rate loans.

“Base Rate” is defined as the highest of (a) the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of 1%, (b) the prime commercial lending rate of the Administrative Agent, as established from time to time at its principal U.S. office (which such rate is an index or base rate and will not necessarily be its lowest or best rate charged to its customers or other banks) and (c) the applicable LIBOR rate for a one month interest period plus 1.00%.

“LIBOR” is the London Interbank Offered Rate (as quoted on Reuters Screen LIBOR01 Page (or any successor page)) for corresponding deposits of U.S. Dollars for interest periods of one, two, three or six months, as selected by the Borrower.

Interest on Base Rate loans shall be payable quarterly in arrears. Interest on LIBOR loans shall be payable at the end of each applicable interest period or at three-month intervals, if earlier. Interest shall be calculated on an actual/360-day basis for all loans except Base Rate loans based on the Administrative Agent’s prime commercial lending rate, which shall be calculated on an actual/365/366-day basis.

Upon a payment or bankruptcy event of default under the Senior Credit Facilities and during the continuation thereof, all outstanding principal, accrued interest and other amounts shall automatically accrue interest at a rate per annum of 2% in excess of the rate otherwise applicable, and such interest shall be payable on demand. Upon the occurrence of any other event of default under the Senior Credit Facilities and during the continuation thereof, all outstanding principal, accrued interest and other amounts shall, at the discretion of the Required Lenders (defined below), accrue interest at a rate per annum of 2% in excess of the rate otherwise applicable, and such interest shall be payable on demand. The definitive credit documentation shall include the Administrative Agent’s standard protective provisions for such matters as increased costs, funding losses, illegality and withholding taxes.

Applicable Percentage:

The Applicable Percentage shall initially be 4.00% for LIBOR Rate Loans and 3.00% for Base Rate Loans; provided that after the date on which the Borrower shall have delivered financial statements for the first full fiscal quarter after the Closing Date, the Applicable

Percentage with respect to the Term Loan Facility and the Revolving Credit Facility shall be determined in accordance with the applicable Pricing Grid set forth below.

Commitment Fee:

The Commitment Fee for the Revolving Credit Facility shall initially be 0.50% and shall be payable quarterly in arrears to the Administrative Agent for the ratable benefit of the applicable Lenders and shall be calculated on an actual/360-day basis, on the aggregate unutilized portion of the Revolving Credit Facility, from the Closing Date until termination of the commitments under the Revolving Credit Facility. After the date on which the Borrower shall have delivered financial statements for the first full fiscal quarter after the Closing Date, the Commitment Fee with respect to the Revolving Credit Facility shall be determined in accordance with the applicable Pricing Grid set forth below. Swingline Loans will, for purposes of the Commitment Fee calculations only, not be deemed to be a utilization of the Revolving Credit Facility.

Pricing Grid:	The Applicable Percentage and the Commitment Fee shall be based on the Total Leverage Ratio pursuant to the following grid (the “Pricing Grid”):

Level	Total Leverage Ratio	Interest Margin for LIBOR Rate Loans	Interest Margin for Base Rate Loans	Commitment Fee
I	Less than 2.75 to 1.00	3.25%	2.25%	0.375%
II	Greater than or equal to 2.75 to 1.00 but less than 3.25 to 1.00	3.50%	2.50%	0.400%
III	Greater than or equal to 3.25 to 1.00 but less than 3.75 to 1.00	3.75%	2.75%	0.400%
IV	Greater than or equal to 3.75 to 1.00 but less than 4.25 to 1.00	4.00%	3.00%	0.500%
V	Greater than or equal to 4.25 to 1.00	4.50%	3.50%	0.500%

Letter of Credit Fee:

The Letter of Credit Fee shall be a per annum rate equal to the Applicable Percentage for LIBOR loans in effect from time to time for the Revolving Credit Facility on the average daily stated amount of all Letters of Credit, payable quarterly in arrears to the Administrative Agent for the ratable benefit of the Lenders and calculated on an actual/360-day basis.

Conditions Precedent to Closing:	The closing and initial funding of the Senior Credit Facilities will be subject to the following conditions:

1.

Financing Documentation. The preparation, execution and delivery of a definitive credit agreement to be consistent with the Existing Credit Agreement (the “Credit Agreement”) with such modifications as deemed reasonably necessary by the Lenders, a subordination agreement with the purchasers of the Subordinated Notes (as defined below), guarantees and appropriate pledge, security, mortgage and other collateral documents (collectively, the “Financing Documentation”), incorporating substantially the terms and conditions as outlined in the Commitment Letter and this Term Sheet and reasonably acceptable to the Lenders.

	2.	Documentation and Other Deliverables. Delivery of customary closing certificates, good standing certificates and corporate documents and resolutions.

3.

Consents and Approvals. Receipt of all governmental, shareholder, board of director and third party consents (including, without limitation, Hart-Scott-Rodino clearance) necessary in connection with the consummation of the Acquisition (to the extent required by the Merger Agreement) and the Senior Credit Facilities.

4.

Merger Agreement. Delivery of the executed Merger Agreement, which shall be satisfactory to the Lenders in their reasonable discretion (the most recent form of which was delivered to the Lenders on or before the date hereof is in satisfactory form to the Lenders) and the Acquisition shall have been consummated in accordance with the terms of the Merger Agreement, without any amendment, consent or waiver thereof that would be materially adverse to the Lenders except as approved by the Lenders.

5.

Litigation. There shall be no material pending or threatened litigation, bankruptcy or insolvency proceeding, injunction, order or claim with respect to the Parent, the Borrower or any of its subsidiaries; provided, however, that the certain pending or threatened litigation previously disclosed to the Lenders (the “Disclosed Litigation”) shall not operate to prohibit the closing and funding of the Senior Credit Facilities so long as no material and adverse change (as reasonably determined by the Lenders in their reasonable discretion) in respect thereof has occurred after the date hereof. There shall be no pending or threatened litigation, bankruptcy or insolvency proceeding, injunction, order or claim with respect to the Acquired Company or its subsidiaries which could reasonably be expected to have a material adverse effect and that gives the Borrower the right to terminate the Merger Agreement.

	6.	Existing Indebtedness. All existing indebtedness for borrowed money (excluding certain permitted indebtedness to be agreed upon)

of the Parent, the Borrower, the Acquired Company and any of their respective subsidiaries, shall be repaid in full and all liens (excluding certain permitted liens to be agreed upon) relating thereto extinguished on or prior to the Closing Date.

7.

Collateral Matters. Subject to the Funds Certain Provisions set forth below, all filings, recordations and other actions necessary or in the Administrative Agent’s opinion desirable to perfect the Administrative Agent’s liens and security interests in the Collateral (including the filing of mortgages and deeds of trust) shall have been made or taken, or arrangements satisfactory to the Administrative Agent for the completion thereof shall have been made; and the Administrative Agent shall have received (a) the results of lien searches with respect to the Parent, the Acquired Company and their respective subsidiaries in jurisdictions selected by it and shall be satisfied with the results thereof and (b) all surveys, title commitments, title policies, appraisals, environmental reports, landlord waivers (to the extent able to be obtained using commercially reasonable efforts) and such other documentation requested by the Administrative Agent, all of the foregoing to be in form and substance reasonably satisfactory to the Administrative Agent.

8.

Patriot Act Information. The Administrative Agent shall have received, at least five business days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the Patriot Act.

9.

Insurance. The Administrative Agent shall have received information relating to the insurance coverage of the Parent and its subsidiaries (after giving effect to the Transactions). The insurance certificates and endorsements shall name the Administrative Agent, on behalf of the Lenders, as lenders loss payee, mortgagee and/or additional insured, as its interest may appear.

10.

Solvency. The Administrative Agent shall have received a certificate from an authorized officer of the Parent reasonably satisfactory to the Administrative Agent certifying that, after giving effect to the Transactions, (a) the Loan Parties, taken as a whole are Solvent (as defined below) and (b) the Borrower is in compliance with all financial covenants on a pro forma basis after giving effect to the Transactions and the initial funding of the Senior Credit Facilities. For purposes hereof, “Solvent” shall mean, with respect to any person on a particular date, that on such date (i) the fair value of the property of such person is greater than the total amount of liabilities, including subordinated and contingent liabilities (calculated in accordance with applicable bankruptcy laws), of such person; (ii) the present fair saleable value of the assets of such person is not less than the amount that will be required to pay the probable liability of such person on its debts and liabilities, including subordinated and contingent liabilities as they become absolute and matured (calculated in accordance with applicable bankruptcy laws); (iii) such person does not intend to, and does not believe that it will, incur debts or liabilities beyond such person’s ability to pay as such debts and liabilities mature; and (iv) such person is not engaged in a business or transaction, and is not about to engage in a business or transaction, for which such person’s property would constitute an unreasonably small capital. The amount of contingent liabilities (such as litigation, guaranties and pension plan liabilities) at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that would reasonably be expected to become an actual or matured liability.

11.

Legal Opinions. The Borrower shall deliver opinions of counsel (including local counsel opinions), in form and substance reasonably acceptable to the Lenders, which shall include, without limitation, a “no conflicts” opinion between the definitive credit documentation and all organizational documents and material agreements of the Loan Parties.

12.

Subordinated Debt. Prior to or concurrently with the initial borrowings under the Senior Credit Facilities, the Borrower (a) will have received proceeds of at least $12.250 million in subordinated indebtedness (the “Subordinated Notes”) on terms and conditions (including subordination and other intercreditor terms) satisfactory to the Lenders; provided that it is understood and agreed that satisfactory terms shall include, but not be limited to, a maturity date of not less than one year following the latest maturity date of the Senior Credit Facilities, cash interest of not more than 12.0% per annum, and standstill periods of not less than 180 days and (b) shall endeavor to enter into an amendment to any other agreement governing any other subordinated indebtedness of the Loan Parties.

13.

Equity Contribution. Frontenac Company and its affiliates (the “Sponsor”) and other co-investors reasonably acceptable to the Administrative Agent shall have invested a minimum cash equity investment of $16.965 million in the Parent (the “Equity Contribution”), it being understood that investments in the form of preferred equity securities must be on terms and conditions reasonably satisfactory to the Lenders.

14.

Closing Date Financial Covenants. The Lenders will be reasonably satisfied that, after giving pro forma effect to the Transactions, (i) the Total Leverage Ratio (to be defined in the Financing Documentation) of the Parent and its subsidiaries as of the Closing Date will not exceed 4.00 to 1.00 and (ii) the Senior Leverage Ratio (to be defined in the Financing Documentation) of the Parent and its subsidiaries as of the Closing Date will not exceed 3.00 to 1.00.

15.	Comfort Letter. The Administrative Agent, on behalf of the Lenders, shall enter into a “comfort letter agreement” with the Sponsor.

16.

Fees and Expenses. RBS Citizens, the Administrative Agent and the Lenders shall have received from the Borrower the aggregate amount of fees and expenses payable in connection with the consummation of the Transactions.

Notwithstanding anything in the Term Sheet, the Commitment Letter, the Fee Letters or the Financing Documentation to the contrary, (i) the only representations and warranties related to the Acquired Company in the Financing Documentation, the accuracy of which will be a condition to the availability of the Senior Credit Facilities on the Closing Date, will be (A) such representations and warranties regarding the Acquired Company in the Merger Agreement as are material to the interests of Administrative Agent and the Lenders, but only to the extent that you or your affiliates have the right to terminate your or your affiliates’ obligations under the Merger Agreement (or the right not to consummate the Acquisition pursuant to the Merger Agreement) as a result of a failure of such representations and warranties to be true and correct and (B) the Specified Representations (as defined below) and (ii) the terms of the Financing Documentation will not impair availability of the Senior Credit Facilities on the Closing Date if the closing conditions expressly set forth above and the obligations set forth in the Fee Letters and the provisions of the Commitment Letter are satisfied (it being understood that, to the extent a perfected security interest in any collateral securing the Senior Credit Facilities (the security interest in respect of which cannot be perfected by means of the filing of a UCC financing statement, the making of a federal intellectual property filing or delivery of possession of capital stock or other certificated security) is not able to be provided on the Closing Date after the Borrower’s use of commercially reasonable efforts to do so, the perfection of such security interest in such collateral will not constitute a condition precedent to the availability of the Senior Credit Facilities on the Closing Date, but a security interest in such Collateral will be required to be perfected after the Closing Date pursuant to arrangements to be mutually agreed between the Borrower and the Administrative Agent); provided that nothing herein shall limit the applicability of the individual conditions to closing expressly set forth herein except to the extent expressly stated to be subject to this paragraph. For purposes hereof, “Specified Representations” mean the representations and warranties set forth in this Term Sheet relating to legal existence, corporate power and authority; the authorization, execution and delivery, and legality, validity and enforceability, of the Financing Documentation; the creation, perfection and priority of liens (subject to the limitations on perfection set forth above); Federal Reserve margin regulations; the Investment Company Act; Patriot Act, OFAC and other anti-terrorism laws; the status of the Senior Credit Facilities as senior debt; Solvency; financial statements; use of proceeds; governmental and third party approvals and litigation relating to the

Financing Documentation; and no violation of, or conflict with, applicable law, charter documents or material agreements as it relates to the Financing Documentation. The foregoing provisions of this paragraph are sometimes referred to as the “Funds Certain Provisions”.

Conditions to all
Extensions of Credit:

Subject to the Funds Certain Provisions, each extension of credit under the Senior Credit Facilities will be subject to satisfaction of the following conditions precedent: (a) all of the representations and warranties in the Financing Documentation shall be true and correct in all material respects (except to the extent that such representation and warranty is qualified by materiality, in which case such representation and warranty shall be true and correct) as of the date of such extension of credit (except for those representations and warranties that specifically relate to an earlier date) and (b) no default or event of default under the Senior Credit Facilities shall have occurred and be continuing or would result from such extension of credit.

Representations and
Warranties:

Subject to the Funds Certain Provisions, the definitive credit documentation will contain representations and warranties consistent with the Existing Credit Agreement and limited to the following (with such modifications as may be mutually agreed): (a) financial condition, (b) absence of any material adverse, (c) corporate existence; compliance with all applicable laws and regulations, (d) organizational power and authority; enforceable obligations, (e) no legal bar; no default, (f) absence of litigation that could reasonably be expected to have a material adverse effect, (g) Investment Company Act, (h) margin regulations, (i) ERISA, (j) environmental regulations and liabilities, (k) use of proceeds, (l) subsidiaries; joint ventures; partnerships, (m) ownership of properties, (n) indebtedness, (o) payment of taxes, (p) intellectual property rights, (q) Solvency, (r) investments, (s) location of collateral (t) no burdensome restrictions, (u) brokers’ fees, (v) labor matters, (w) accuracy of disclosure, (x) material contracts, (y) insurance, (z) security documents, (aa) real property, (bb) senior debt status, (cc) anti-terrorism laws, (dd) compliance with OFAC, (ee) compliance with FCPA, (ff) consents, governmental authorizations, (gg) consummation of acquisition, (hh) government contracts and (ii) assignment of payments.

Affirmative Covenants:

The definitive credit documentation will contain affirmative covenants consistent with the Existing Credit Agreement and limited to the following (with such modifications as may be mutually agreed): (a) financial and collateral reporting (including annual audited statements to be delivered within 150 days after the end of each fiscal year of the Borrower and quarterly unaudited financial statements to be delivered within 45 days after the end of each fiscal quarter of the Borrower (in each case, accompanied by covenant compliance certificates) and annual updated budgets), (b)  certificates; other information, (c) payment of taxes and other obligations, (d) continuation of business and maintenance of existence and rights and privileges, (e) maintenance of property and insurance (including hazard and business interruption insurance), (f)

maintenance of books and records, (g) notices of defaults, litigation and other material events, (h) environmental laws, (i) additional Guarantors and Collateral, (j) compliance with laws (including environmental laws, ERISA and the Patriot Act) and material government contracts, (k) pledged assets, (l) intellectual property, (m) landlord waivers, (n) Federal Assignment of Claims Act, and (o) further assurances (including, without limitation, with respect to security interests in after-acquired property and field examinations (provided only one such field audit per year and per acquisition shall be at the Borrower’s expense unless an event of default has occurred and is continuing).

Negative Covenants:

The definitive credit documentation will contain negative covenants consistent with the Existing Credit Agreement (with customary exceptions and baskets to be agreed) and limited to the following (with such modifications as may be mutually agreed): (a) limitation on debt; provided that in addition to customary indebtedness, the Loan Parties shall be permitted to incur (i) indebtedness in the form of capital leases or purchase money financing in an amount not to exceed an amount to be agreed, (ii) acquired indebtedness in an amount not to exceed an amount to be agreed, (iii) unsecured indebtedness in an amount not to exceed an amount to be agreed at any time outstanding and (iv) amounts payable under prior acquisition agreements, (b) limitation on liens; provided that in addition to customary liens, the Loan Parties shall be permitted to have a general lien basket in an amount not to exceed an amount to be agreed, (c) limitation on changes in nature of business, (d) limitation on consolidation, merger or sale of assets; provided that in addition to customary permitted consolidations, mergers and sales of assets, the Loan Parties shall have a general disposition basket in an amount not to exceed an amount to be agreed, (e) limitation on advances, investments and loans; provided that the Loan Parties shall be permitted to make acquisitions subject to (i) no default or event of default, (ii) after giving pro forma effect to the acquisition, the Loan Parties shall be 0.25 inside the then-applicable Total Leverage Ratio and shall be in compliance with the other financial covenants (as described below), (iii) granting of collateral and guaranties, (iv) receipt of certain financial information, (v) positive EBITDA of the target, (vi) the acquisition shall not be “hostile”, (vii) after giving effect to the acquisition the Borrower shall have not less than $10.0 million of borrowing availability under the Revolving Credit Facility and (viii) the aggregate consideration for all acquisitions during the term of the Senior Credit Facilities shall not exceed an amount to be agreed, (f) limitation on transactions with affiliates, (g) ownership of subsidiaries, (h) limitation on corporate changes and amendment of organizational documents and material contracts, (i) limitation on restricted actions (including dividend and other payment restrictions affecting subsidiaries), (j) limitation on restricted payments (including dividends, distributions, issuances of equity interests, redemptions and repurchases of equity interests); provided that in addition to customary permitted distributions, the Loan Parties may (i) pay annual management fees to the Sponsor in an amount not to exceed an amount to be agreed in any fiscal year, (ii) pay reasonable and customary expenses and indemnity payments pursuant to the terms of the management agreement,

(iii) pay directors fees in an amount not to exceed an amount to be agreed in any fiscal year, (iv) pay transaction fees in connection with permitted acquisitions (provided that the payments set forth in (i), (ii), (iii) and (iv) shall (A) accrue upon the occurrence and continuation of a default or event of default and (B) not be paid in any quarter in which a Specified Equity Contribution (as defined below) has been made), (v) redeem capital stock in an amount not to exceed the sum of (x) an amount to be agreed per fiscal year plus (y) proceeds received from key man life insurance policies and (vi) pay obligations owing with respect to the Disclosed Litigation or any settlement thereof so long as (A) the amount paid by the Borrower shall not exceed 25% of the trailing twelve month EBITDA of the Loan Parties (giving effect to any addback to EBITDA with respect to legal expenses with respect to the Disclosed Litigation but without giving effect to any addback to EBITDA with respect to any judgment, settlement or arbitration award payment with respect to the Disclosed Litigation in the calculation thereof), (B) the Loan Parties shall be in pro forma compliance with the financial covenants set forth below (giving effect to any addbacks to EBITDA with respect to legal expenses and any judgment, settlement or arbitration award payment, in each case with respect to the Disclosed Litigation, in the calculation thereof), (C) no default or event of default shall have occurred and be continuing or would result therefrom and (D) after giving effect to such payment, the Borrower shall have not less than $10.0 million of borrowing availability under the Revolving Credit Facility (the “Disclosed Litigation Obligation Permitted Amount”), (k) limitations on amendments to subordinated debt, (l) limitations on sale-leaseback transactions, (m) limitation on further negative pledges, (n) account control agreements and additional bank accounts, (o) limitations on activities of the Parent and (p) limitations of the Loan Parties acting as a lessor to any governmental agency or other party.

Financial Covenants:	The definitive credit documentation will contain the following financial covenants:

	1.	Maximum Total Leverage Ratio shall initially be set at 4.50 to 1.00 and shall step-down as set forth on Annex A-1.

	2.	Maximum Senior Leverage Ratio shall initially be set at 3.50 to 1.00 and shall step-down as set forth on Annex A-1.

	3.	Minimum Fixed Charge Coverage Ratio of 1.20 to 1.00.

	4.	Maximum Capital Expenditures not to exceed the greater of $3,000,000 or 1.5% of consolidated gross revenues in any fiscal year, with carryovers to be agreed.

	5.	Minimum Asset Ratio of 1.00 to 1.00; provided that the minimum Asset Ratio shall not be tested until financial statements are delivered for the fiscal quarter ending March 31, 2015.

The financial covenants will apply to the Parent and its subsidiaries on a consolidated basis, with definitions consistent with the Existing Credit Agreement (with such modifications as may be mutually agreed). The parties hereto agree that the historical EBITDA of the Loan Parties for the fiscal year 2011 shall be as set forth hereto on Annex A-2. After the Closing Date, EBITDA shall be adjusted to add back (a) transaction expenses payable to third parties in connection with prior and future terminated acquisitions (with an annual aggregate cap of $500,000), (b) transaction expenses payable in connection with prior and future completed permitted acquisitions (in an amount to be agreed upon), (c) litigation expenses in connection with the Disclosed Litigation (in an amount not to exceed $750,000 per fiscal year) and (d) any settlement, judgment or arbitration award payments made with respect thereto in an aggregate amount not to exceed, during the term of the Senior Credit Facilities, the Disclosed Litigation Obligation Permitted Amount.

For purposes of determining compliance with the financial covenants, any cash equity contribution (which equity will be common equity or other equity on terms and conditions reasonably acceptable to the Administrative Agent and the Required Lenders (as defined below)) made to the Parent by the Sponsor and by the Parent to the Borrower after the Closing Date and on or prior to the day that is 15 days after the day on which financial statements are required to be delivered for a fiscal quarter, will, at the request of the Borrower, be included in the calculation of EBITDA for the purposes of determining compliance with the financial covenants at the end of such fiscal quarter and each applicable subsequent period (any such equity contribution, a “Specified Equity Contribution”); provided that (a) the amount of each Specified Equity Contribution shall not exceed $4.0 million (or such lesser amount as determined pursuant to clause (b) below) and the aggregate amount of all Specified Equity Contributions during the term of the Senior Credit Facilities shall not exceed $10.0 million, (b) the amount of any Specified Equity Contribution in any period will be no greater than the amount required to cause the Borrower to be in compliance with the financial covenants for such period; (c) all Specified Equity Contributions will be disregarded for purposes of determining the availability of any baskets with respect to the covenants contained in the definitive credit documentation; and (d) Specified Equity Contributions may be made only once in any rolling four quarter period.

Interest Rate
Protection:

Within 120 days after the Closing Date, the Borrower will be required to have fixed or hedged at least 50% of the Term Loan Facility for a period of not less than three years on terms reasonably acceptable to the Administrative Agent.

Events of Default:

The definitive credit documentation will contain events of default consistent with the Existing Credit Agreement and limited to the following (with grace periods and such modifications as may be mutually agreed): (a) non-payment of obligations, (b) inaccuracy of representation or warranty, (c) non-performance of covenants and obligations, (d) default on other material debt (including hedging agreements), (e) termination or default under material contracts or licenses, (f) bankruptcy or insolvency, (g) a material judgment, settlement or arbitration award with respect to the Disclosed Litigation exceeding the Disclosed Litigation Obligation Permitted Amount that is not cured by an equity contribution by the Sponsor (in form and substance reasonably satisfactory to the Administrative Agent) within 15 days of the entry or effectiveness of such judgment, settlement or arbitration award, or any other material judgments, (h) ERISA, (i) change of control, (j) actual or asserted invalidity or unenforceability of Guaranty, (k) actual or asserted invalidity or unenforceability of any Financing Documentation or liens securing obligations under the Financing Documentation, (l) default under subordinated debt, and (m) failure to constitute designated senior debt.

Assignments and
Participations:

Revolving Credit Facility Assignments: Subject to the consents described below (which consents will not be unreasonably withheld or delayed), each Lender will be permitted to make assignments to other financial institutions in respect of the Revolving Credit Facility in a minimum amount equal to $2.5 million.

Term Loan Facility Assignments: Subject to the consents described below (which consents will not be unreasonably withheld or delayed), each Lender will be permitted to make assignments to other financial institutions in respect of the Term Loan Facility in a minimum amount equal to $5.0 million.

Consents: The consent of the Borrower will be required unless (i) an Event of Default has occurred and is continuing or (ii) the assignment is to a Lender, an affiliate of a Lender or an Approved Fund (as such term shall be defined in the Financing Documentation); provided that if the Borrower has not consented or rejected an assignment request within five (5) business days, then the Borrower shall be deemed to have provided its consent to such assignment. The consent of the Administrative Agent will be required for any assignment to an entity that is not a Lender with a commitment in respect of the applicable facility, an affiliate of such Lender or an Approved Fund. The consent of the Issuing Bank and the Swingline Lender will be required for any assignment under the Revolving Credit Facility.

Assignments Generally: An assignment fee in the amount of $3,500 will be charged with respect to each assignment unless waived by the Administrative Agent in its sole discretion. Each Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign as security all or part of its rights under the loan documentation to any Federal Reserve Bank.

Participations: Lenders will be permitted to sell participations with voting rights limited to significant matters such as changes in amount, rate, maturity date and releases of all or substantially all of the collateral securing the Senior Credit Facility or all or substantially all of the Guarantors.

No Assignment or Participation to Certain Persons. No assignment or participation may be made to natural persons, the Parent, the Borrower, any person owning equity interests in the Parent or any of its subsidiaries (including the Sponsor), any person holding subordinated debt of the Loan Parties or any of their respective affiliates or subsidiaries.

Required Lenders:

Those Lenders holding outstanding loans and unfunded commitments representing in excess of 50% of the aggregate outstanding loans and unfunded commitments under the Senior Credit Facilities (the “Required Lenders”); provided, however, that (a) Required Lenders must include at least two (2) Lenders and (b) if any Lender shall be a Defaulting Lender (to be defined in the Financing Documentation) at such time, then the outstanding loans and unfunded commitments under the Senior Credit Facilities of such Defaulting Lender shall be excluded from the determination of Required Lenders.

Defaulting Lenders:

The Senior Credit Facilities will contain customary provisions related to defaulting lenders (including, without limitation, cash collateralization for Letters of Credit or Swingline Loans in the event any Lender under the Revolving Credit Facility becomes a defaulting lender).

Amendments and Waivers:

Amendments and waivers of the provisions of the definitive credit documentation will require the approval of the Required Lenders, except that the consent of all affected Lenders shall be required with respect to (a) reductions, or extensions of time for scheduled payment, of principal, interest or fees (other than mandatory prepayments) or increases in commitment amounts, (b) changes to the definition of Required Lenders or voting requirements, (c) releases of all or substantially all of the Collateral or the Guarantors, (d) subordination of the loans and other obligations, (e) extensions of letter of credit expiry dates beyond one year, (f) assignment of the Loan Parties of their obligations under the Senior Credit Facilities and (g) pro rata sharing.

In addition, certain amendments will require the consent of the Administrative Agent, Swingline Lender, Issuing Lender and/or bank product providers, as applicable.

Expenses and
Indemnification:

The Loan Parties will pay (a) all reasonable out-of-pocket costs and expenses of the Administrative Agent and RBS Citizens (including the reasonable fees and disbursements of counsel) in connection with the preparation, execution, delivery and ongoing servicing of the definitive credit documentation for the Senior Credit Facilities (including, without limitation, any amendment or waiver with respect thereto and the syndication of the Senior Credit Facilities), and (b) all reasonable out-of-pocket costs and expenses of the Administrative Agent and the Lenders (including the reasonable fees and disbursements of counsel) in connection with the enforcement of the Senior Credit Facilities.

The Loan Parties will indemnify the Lead Arrangers, the Administrative Agent and the Lenders and hold them harmless against all claims, losses, liabilities and expenses (including reasonable fees and disbursements of counsel) arising from or relating to the Senior Credit Facilities and the other Transactions, except to the extent resulting from such indemnified party’s gross negligence or willful misconduct.

Governing Law:	Commonwealth of Virginia.

Counsel to the
Administrative Agent:	King & Spalding LLP.

Miscellaneous:	Customary provisions regarding consent to jurisdiction, waiver of jury trial, service of process, waiver of consequential and punitive damages and other miscellaneous matters.

This Summary of Terms and Conditions is intended as a summary only and does not reference all of the terms, conditions, representations, warranties, covenants and other provisions that will be contained in the definitive credit documentation for the Senior Credit Facilities and the Transactions.

ANNEX A-1

Total Leverage Ratio and Senior Leverage Ratio

Maximum Total Leverage Ratio as of each fiscal quarter end shall be less than or equal to the following:

Period	Ratio
Closing Date through and including June 30, 2013	4.50 to 1.00
July 1, 2013 through and including June 30, 2014	4.25 to 1.00
July 1, 2014 through and including June 30, 2015	4.00 to 1.00
July 1, 2015 through and including June 30, 2016	3.75 to 1.00
July 1, 2016 and thereafter	3.50 to 1.00

Maximum Senior Leverage Ratio as of each fiscal quarter end shall be less than or equal to the following:

Closing Date through and including June 30, 2013	3.50 to 1.00
July 1, 2013 through and including June 30, 2014	3.25 to 1.00
July 1, 2014 through and including June 30, 2015	3.00 to 1.00
July 1, 2015 through and including June 30, 2016	2.75 to 1.00
July 1, 2016 and thereafter	2.50 to 1.00

ANNEX A-2

EBITDA

FISCAL QUARTER ENDING MARCH 31, 2011	FISCAL QUARTER ENDING JUNE 30, 2011	FISCAL QUARTER ENDING SEPTEMBER 30, 2011	FISCAL QUARTER ENDING DECEMBER 31, 2011
$6,135,000	$6,135,000	$6,135,000	$6,135,000